Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees on May 1, 2015:

For U.S. employees: How will my unvested RSUs and RSAs be taxed?
How will my unvested restricted stock units (RSUs) and unvested restricted stock awards (RSAs) be taxed?

Information on United States Federal Taxation of Baker Hughes Equity Awards

The following is a general summary under current law of certain United States federal tax consequences to a Baker Hughes employee who is a citizen or individual resident of the United States relating to the treatment of the employee’s Baker Hughes equity awards in connection with the acquisition of Baker Hughes by Halliburton pursuant to the agreement and plan of merger, entered into on November 16, 2014 (the “merger agreement”).

This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Tax laws are complex and subject to change and may vary depending on your individual circumstances and from locality to locality. This summary does not discuss all aspects of U.S. federal taxation that may be relevant to you in light of your personal circumstances, and the amounts of cash and the numbers of Halliburton shares included in the examples below do not reflect any withholding taxes that may apply to your awards. This summary is not tax advice. You should consult your own independent tax advisor as to the specific tax consequences to you.

The tax treatment of any unvested RSUs that you hold will depend on whether the RSUs were granted before or after the merger agreement was entered into on November 16, 2014.

This summary of the tax treatment of any Baker Hughes unvested RSAs that you hold assumes that you did not make an election under Section 83(b) of the Internal Revenue Code (an “83(b) election”) to pay ordinary income tax on the value of the shares as of the grant date. If you made an 83(b) election on your RSAs, you should consult your own independent tax advisor as to the specific tax consequences to you.

While there are technical differences in the treatment of RSUs and RSAs under the merger agreement, these differences do not affect the economic result to holders of an equal number of RSUs and RSAs. Therefore, for illustrative purposes, this summary describes RSU and RSA treatment in similar terms.

RSUs and RSAs Granted Before November 17, 2014

When the merger closes, if you hold unvested Baker Hughes RSUs or RSAs granted before November 17, 2014, then at the closing, each of your RSUs or RSAs will automatically vest and will be subject to withholding for taxes. At the closing, each of your RSUs or RSAs (net of any portion that is withheld for taxes) will convert into the right to receive $19 in cash and 1.12 vested Halliburton shares.

The withholding taxes on your RSUs or RSAs will be automatically withheld by Fidelity via the “net share” method, unless you elect to pay the taxes with cash by depositing cash in your Fidelity account prior to the merger closing. Fidelity will provide you with additional information about this election at a later date.

For example, assume the following:

•	Immediately before the merger closes, you hold 1,000 unvested RSUs or RSAs.
•	At the closing, you are subject to tax withholding on the vesting of your RSUs or RSAs at a 25% rate.
•	You did not elect to pay the withholding taxes with cash (and so the taxes are automatically withheld via the “net share” method).

When the merger closes, 250 of your RSUs or RSAs (25% x 1,000 RSUs or RSAs) are withheld for taxes. The remaining 750 of your RSUs or RSAs convert into $14,250 in cash ($19 x 750 RSUs or RSAs) and 840 Halliburton shares (1.12 x 750 RSUs or RSAs).

Note that, depending on your tax rate for the year in which the merger closes, the amount of tax that you ultimately owe for your RSUs or RSAs may exceed (or may be less than) the value of the RSUs that were withheld at closing. If your actual tax liability for your RSUs or RSAs exceeds the value of the RSUs that were withheld, you will be responsible for paying the additional tax when you file your taxes for the year in which the merger closes.

RSUs Granted on or After November 17, 2014

When the merger closes, if you hold unvested Baker Hughes RSUs that were granted on or after November 17, 2014, then at the closing, your unvested RSUs will convert into an award of unvested Halliburton RSUs. The new Halliburton RSUs will be determined based on the following formula:

•	# of Baker Hughes RSUs x (1.12 + ($19 / Halliburton market price)) = # of Halliburton RSUs.

The term “market price” is defined in the merger agreement as the average Halliburton share price for a specified period immediately preceding the closing date.

Your Halliburton RSUs will continue to vest based on the same schedule that applied to your Baker Hughes RSUs. However, the vesting of your Halliburton RSUs will accelerate if your employment is terminated without “cause” or you resign for “good reason” during the 12- month period after the merger closes. For the definitions of “cause” and “good reason”, please see the discussion under “The Merger Agreement—Additional Agreements— Employee Benefit Matters” in the Baker Hughes and Halliburton joint proxy statement and prospectus filed with the Securities and Exchange Commission on February 18, 2015.

You generally will not be subject to tax on your Baker Hughes RSUs when the merger closes. Instead, you generally will be subject to ordinary income tax after the merger closes when your converted Halliburton RSUs vest and the Halliburton shares are distributed to you. The amount of income tax will be based on the value of the Halliburton shares when the shares are distributed to you.

For example, assume the following:

•	Immediately before the merger closes, you hold 1,000 Baker Hughes RSUs.
•	The market price of a Halliburton share when the merger closes is $50.
•	The value of a Halliburton share when your Halliburton RSUs vest and the Halliburton shares are distributed to you is $60.

When the merger closes, your Baker Hughes RSUs convert, based on the formula above, into RSUs with respect to 1,500 Halliburton shares (1,000 Baker Hughes RSUs x (1.12 + ($19 / $50))). When your Halliburton RSUs vest and the Halliburton shares are distributed to you, you are subject to ordinary income tax on the $90,000 value of the shares at that time ($60 x 1,500 shares).

For U.S. employees: How will my stock options be taxed?
Information on United States Federal Taxation of Baker Hughes Equity Awards

The following is a general summary under current law of certain United States federal tax consequences to a Baker Hughes employee who is a citizen or individual resident of the United States relating to the treatment of the employee’s Baker Hughes equity awards in connection with the acquisition of Baker Hughes by Halliburton pursuant to the agreement and plan of merger, entered into on November 16, 2014 (the “merger agreement”).

This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. Tax laws are complex and subject to change and may vary depending on your individual circumstances and from locality to locality. This summary does not discuss all aspects of U.S. federal taxation that may be relevant to you in light of your personal circumstances, and the amounts of cash and the numbers of Halliburton shares included in the examples below do not reflect any withholding taxes that may apply to your awards. This summary is not tax advice. You should consult your own independent tax advisor as to the specific tax consequences to you.

This summary of the tax treatment of any Baker Hughes stock options that you hold assumes that your options are nonqualified stock options (and not incentive stock options). If you hold incentive stock options, you should consult your own independent tax advisor as to the specific tax consequences to you.

When the merger closes, if you hold a nonqualified option to purchase Baker Hughes shares that you were granted before November 17, 2014, then at the closing, the Baker Hughes option will convert into an option to purchase Halliburton shares. The number of shares covered by your Halliburton option will be determined based on the following formula:

•	# of shares covered by your Baker Hughes option x (1.12 + ($19 / Halliburton market price)), rounded down to the nearest whole share = # of shares covered by your Halliburton option.

The exercise price of your Halliburton option will be determined based on the following formula:

•	Exercise price of your Baker Hughes option / (1.12 + ($19 / Halliburton market price)), rounded up to the nearest whole cent = exercise price of your Halliburton option.

The number of shares covered by your Halliburton stock option, and the exercise price of the option, may be subject to further adjustments due to U.S. tax rules.

Your Halliburton option will be fully vested and exercisable from the merger closing and will remain exercisable until it expires at the time specified in your current option agreement.

You generally will not be subject to tax on your Baker Hughes option when the merger closes. Instead, you generally will be subject to ordinary income tax when you exercise the converted Halliburton option. The amount of income tax will be based on the “spread value” of the option on the exercise date. The “spread value” will equal the value of a Halliburton share on the exercise date minus the exercise price of the option, multiplied by the number of shares purchased.

For example, assume the following:

•	Immediately before the merger closes, you hold a nonqualified option to purchase 1,000 Baker Hughes shares at a per share exercise price of $35.81.
•	The market price of a Halliburton share is $50 when the merger closes.
•	You exercise the option when the value of a Halliburton share is $60.

When the merger closes, your Baker Hughes option converts, based on the formula above, into an option to purchase 1,500 Halliburton shares (1,000 Baker Hughes shares x (1.12 + ($19 / $50))) at a per share exercise price of $23.88 ($35.81 / (1.12 + ($19 / $50))).

When you subsequently exercise the option, the Halliburton shares are distributed to you, and you are subject to ordinary income tax on the spread value of $54,180 (($60 per share value – $23.88 per share exercise price) x 1,500 shares).

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us;

execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.